Exhibit 99.1

FIFTH AMENDMENT TO

AGREEMENT OF MERGER AND PLAN OF REORGANIZATION

This Fifth Amendment to Agreement of Merger and Plan of Reorganization (this “Amendment”) is made and entered into as of July 1, 2025, by and among Kadimastem Ltd., an Israeli publicly traded company limited by shares (the “Company”), NLS Pharmaceutics Ltd., a corporation incorporated under the laws of Switzerland (“Parent”), and NLS Pharmaceuticals (Israel) Ltd., an Israeli company (“Merger Sub”, and together with the Company and Parent, the “Parties”). Capitalized terms used herein without definition shall have the same definition ascribed thereto in the Agreement (as defined below).

WHEREAS, the Agreement of Merger and Plan of Reorganization was made and entered into as of November 4, 2024, as amended as of January 30, 2025, as further amended as of February 17, 2025, as further amended as of May 5, 2025, and as further amended on June 5, 2025, by and among the Company, Parent and Merger Sub (the “Agreement”);

WHEREAS, the Agreement may be amended by an instrument in writing signed on behalf of the Parties thereto; and

WHEREAS, the Parties desire to amend the Agreement as set forth below.

NOW, THEREFORE, in consideration of the mutual promises contained in this Amendment and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1. Notwithstanding Section 7.1.1 of the Agreement as amended on January 30, 2025 and as further amended on May 5, 2025, the Termination Date shall be extended from June 30, 2025 to August 31, 2025.

2. Effectiveness; No Other Modifications. This Amendment shall be effective as of the day and year first written above. Except as amended hereby, and as so amended, the Agreement shall remain in full force and effect and shall be otherwise unaffected hereby. This Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Agreement or any ancillary document, or any other right, remedy, power or privilege of any party, except as expressly set forth herein.

3. Entire Agreement. The Agreement, as amended by this Amendment, and the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the Parties with respect to the subject matter of the Agreement, and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to its subject matter.

4. Further Assurances. Each Party to this Amendment agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Amendment.

5. Governing Law. Except to the extent that the Applicable Laws of the State of Israel apply in respect of the procedural aspects of the Merger as set forth in Article I of the Agreement, this Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to any rule or principle that might refer the governance or construction of this Amendment to the Laws of another jurisdiction.

6. Counterparts. This Amendment may be executed in separate counterparts, each of such counterparts shall for all purposes be deemed to be original and all such counterparts shall together constitute but one and the same instrument.

[Remainder of Page Left Blank Intentionally; Signature Page Follows Immediately.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

NLS PHARMACEUTICS LTD.

By:	/s/ Alexander C. Zwyer
Name:	Alexander C. Zwyer
Title:	Chief Executive Officer

By:	/s/ Ronald Hafner
Name:	Ronald Hafner
Title:	Chairman of the Board

NLS PHARMACEUTICS (ISRAEL) LTD.

By:	/s/ Kobi Maimon
Name:	Kobi Maimon
Title:	Director

KADIMASTEM LTD.

By:	/s/ Ronen Twito
Name:	Ronen Twito
Title:	Chief Executive Officer